SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/ME 01.545.826/0001-07

NIRE 35.300.147.952

Publicly held Company

NOTICE TO SHAREHOLDERS

END OF THE TERM TO EXERCISE THE PREEMPTIVE RIGHTS AND PROCEDURE FOR SUBSCRIPTION OF UNSOLD SHARES

Gafisa S.A. (B3: GFSA3; OTC: GFASY) (“Company”), in continuity with the information disclosed in the Notice to Shareholders of August 15, 2019 (“1st Notice to Shareholders”), and the Notice to the Market disclosed in September 23, 2019, referring the capital stock increase in the amount of up to two hundred, seventy-three million, two hundred, forty-two thousand, one hundred and thirty-one Reais and ninety-two centavos (R$273,242,131.92), with private subscription of forty-eight thousand, nine hundred, sixty-eight thousand, one hundred and twenty-four (48,968,124) new common shares, by the base value of six Reais and fifty-seven centavos (R$6.57) per common share, defined pursuant to Article 170, Paragraph 1, item III of Law No. 6.404 of December 15, 1976, as amended (“Brazilian Corporation Law”) applying a scheduled discount: (i) of fifteen percent (15%) applied over the issue base value for those shareholders exercising their preemptive right and their right of subscribing unsold shares, at an issue price of five Reais and fifty-eight centavos (R$5.58) per common share, and (ii) an additional three percent (3%) applied over the price of subscription right of previous item for those shareholders exercising their right to acquire additional unsold shares, at an issue price of five Reais and forty-two centavos (R$5.42) per common share in the subscription of additional unsold shares (“Capital Increase”), inform its shareholders and the market the following:

1. END OF THE TERM FOR THE EXERCISE OF PREEMPTIVE RIGHTS

1.1. End of the Term for the Exercise of Preemptive Rights. The term for the exercise of the preemptive rights in the subscription of common shares to be issued within the scope of the Capital Increase initiated on August 22, 2019 (inclusive) and ended on September 20, 2019 (inclusive).

1.2. Number of shares subscribed. During the preemptive rights exercise period, a total of thirty seven million eighty three thousand seven hundred seventy one (37,083,771) non-par, registered, book-entry, common shares were subscribed, at the issue price of five Reais and fifty-eight centavos (R$5.58) per share, totaling the amount of two hundred and six million nine hundred and twenty-seven thousand four hundred and forty-two reais and eighteen cents (R$206,927,442.18), corresponding to seventy-five integers and seventy-three hundredths percent (75.73%) of Capital Increase.

1.3. Subscription Receipts at Itaú Unibanco. Subscription receipts of subscribed shares in the exercise of preemptive right were made available to underwriters within twenty-four (24) hours after the signature of subscription list, transfer of funds and payment at Itaú Unibanco S.A. (“Itaú”), the financial institution liable for the Company’s shares bookkeeping.

1.4. Subscription Receipts at the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Subscription receipts of shares subscribed in the exercise of preemptive right at the Central Depositary of B3 (“Central Depositary of B3”) were made available to related underwriters on the day following the date of payment of subscribed shares.

2. UNSUBSCRIBED SHARES AND SUBSCRIPTION OF UNSOLD SHARES

2.1. Number of unsubscribed shares. During the preemptive rights exercise period, eleven million eight hundred and eighty-four thousand three hundred and fifty-three (11,884,353) non-par, registered, book-entry, common shares were not subscribed, corresponding to twenty four integers and twenty seven hundredths percent (24.27%) of total non-par, registered, book-entry, common shares, available for subscription within the scope of Capital Increase (“Total Unsold Shares”). Considering the total Unsold Shares, the issue price of five Reais and fifty-eight centavos (R$5.58) for unsold shares subscription will result in a capital stock increase totaling up to two hundred, seventy-three million, two hundred, forty-two thousand, one hundred, thirty-one Reais and ninety-two centavos (R$273,242,131.92), in the event of full subscription of Unsold Shares without subscription of additional Unsold Shares.

2.2. Subscription of Unsold Shares. Pursuant to Article 171, Paragraph 7, “b” of the Brazilian Corporation Law, the total Unsold Shares shall be offered for an apportionment among underwriters, who, upon share subscription during the preemptive right period, requested for reservation of unsold shares in the proportion of shares subscribed by each of them.

2.2.1. The underwriter shall not be entitled to subscribe for unsold shares, if pursuant to provisions of Article 171, Paragraph 7, “b” of the Brazilian Corporation Law, did not request to reserve unsold shares not subscribed upon share subscription during the period to exercise the preemptive right.

2.3. Unsold shares subscription rights. The underwriter, who, upon subscription, made reservation of unsold shares, shall be entitled to subscribe for 0,321610139 new shares for each share subscribed during the period to exercise the preemptive right.

2.3.1. The percentage of unsold shares rights that each underwriter who made reservation of unsold shares is entitled to subscribe was calculated by multiplying (x) the division quotient (a) of total number of unsold shares available to be subscribed by (b) total number of shares effectively subscribed during the term for exercise of the preemptive right by all underwriters who requested to reserve unsold shares, by (y) one hundred (100), as follows:

Total Unsold Shares (S)	11.884.353
Shares subscribed by underwriters who requested unsold shares (TAs)	36.952.669
Number of unsold shares for each share subscribed (S/TAs)	0,321610139
% of unsold shares	24,27%

2.3.2. Maximum number of unsold shares. The maximum number of Unsold Shares that each shareholder or assignee of Preemptive Right is entitled to subscribe, is calculated by dividing the number of unsold shares by total number of shares subscribed with the option of participating in the unsold shares apportionment and multiplying by the number that certain shareholder or assignee of preemptive right subscribed during the preemptive right period, according to the following formula: (total number of unsold shares/total shares subscribed with option of unsold shares apportionment X number of shares subscribed by shareholder or assignee, who opted for unsold shares apportionment)

2.4. Share fractions. Share fractions deriving from the exercise of the right to subscribe for unsold shares shall be disregarded.

2.5. Unsold shares subscription price. Pursuant to the 1st Notice to Shareholders, the unsold shares to be subscribed among shareholders who expressed their interest shall be subscribed by the issue price of five Reais and fifty-eight centavos (R$5.58) per common share, calculated by applying the fifteen percent (15%) discount over the base value of six Reais and fifty-seven centavos (R$6.57) per common share;

2.6. Additional Unsold Shares Subscription Price. In compliance with the 1st Notice to Shareholders, the additional unsold shares to be subscribed among shareholders who expressed their interest shall be subscribed by the issue price of five Reais and forty-two centavos (R$5.42) per common share, calculated by applying over the base value of six Reais and fifty-seven centavos (R$6.57) per common share of scheduled discount of (i) fifteen percent (15%) over the base value of issue, corresponding to the price to exercise the preemptive right and unsold shares subscription; and (ii) an additional three percent (3%) applied over the price to exercise the preemptive right and of subscribing unsold shares obtained in item (i) for those shareholders who, after exercising their preemptive right and having subscribed Unsold Shares, exercised their right to subscribe Additional Unsold Shares.

3. TERM FOR SUBSCRIPTION OF UNSOLD SHARES

3.1. Term for the subscription of Unsold Shares. The right to subscribe for Unsold Shares shall be exercised until October 3, 2019 (inclusive).

4. PROCEDURE FOR SUBSCRIPTION OF UNSOLD SHARES

4.1. Subscription via Itaú. Underwriter shall exercise his right to subscribe for unsold shares via Itaú until October 3, 2019, at 4:00 p.m., Brasília time, in one of branches, by signing the subscription list, as per template to be made available by Itaú, and deliver the documentation described in item 7, below.

4.2. Shares under custody at the Central Depositary of B3. The underwriter shall exercise his right to subscribe for unsold shares by means of his custody agent, observing the procedures of the Central Depository of B3.

5. DEFINITION OF THE NUMBER OF UNSOLD SHARES ALLOCATED TO EACH UNDERWRITER

5.1. Notice by the Company. The Company will appropriately inform Itaú and B3’s Central Depositary of B3 on the final allocation of Unsold Shares for each underwriter.

5.2. Disclosure to underwriters. Itaú will make available to underwriters, and B3’s Central Depositary of B3 will make available to custody agents, who in turn will make available to underwriters, information on the number of shares effectively assigned within the scope of Unsold Shares and the total amount to be fully paid.

6. SUBSCRIPTION OF ADDITIONAL UNSOLD SHARES

6.1. Subscription of Additional Unsold Shares. Upon subscription of Unsold Shares, underwriters intending to subscribe for Additional Unsold Shares not subscribed  (“Additional Unsold Shares”) shall express, by means of signature in the subscription list of unsold shares, as per template to be made available by Itaú, their intention to subscribe for Additional Unsold Shares. At B3, the investor may request unsold shares and additional requests simultaneously within the term established for the exercise of Unsold Shares, once ended this term, the company informs the allocation of apportionment and on October 15, 2019, both Unsold Shares and additional requests are financially settled.

6.2. Number of Additional Unsold Shares to be subscribed. Underwriters intending to subscribe for Additional Unsold Shares shall indicate the number of Additional Shares they intend to subscribe, which may reach until all Additional Unsold Shares, depending on the interest of other shareholders in the subscription of Additional Unsold Shares and/or the effective payment of Additional Unsold Shares subscribed by other shareholders.

6.3. Firm Commitment. The Company received a firm commitment to subscribe all the shares to be issued in the Capital Increase by part of a group of current Company’s shareholders, by one or other investment funds or other vehicles of investment administered or managed by them, who severally undertook to subscribe and fully pay until the total amount of capital increase. Hence, it is ensured that all shares issued in the capital increase shall be subscribed and fully paid, even if other underwriters do not express their interest in subscribing Unsold Shares.

7. DOCUMENTATION FOR SHARE SUBSCRIPTION AND ASSIGNMENT OF SUBSCRIPTION RIGHT

7.1. Payment of Shares Deposited at Itaú. Holders of subscription rights under the custody of Itaú intending to exercise their preemptive right or assign such right, directly by means of Itaú, shall submit the following documents:

Individuals: (i) identity card, (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of the charter or restated bylaws, (ii) proof of registration at the National Registry of Legal Entities at the Ministry of Finance (CNPJ/MF), (iii) a certified copy of corporate documents evidencing the powers of subscription list’s signatory, and (iv) a certified copy of the signatory’s (ies) identity card, individual taxpayer’s register (CPF) and proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, the submission of public power of attorney with specific powers shall be required, accompanied by documents mentioned above, where applicable, of grantor and attorney-in-fact.

The holders of subscription rights under custody at B3’s Central Depositary shall exercise their preemptive rights by means of their custody agents, observing the terms stipulated by B3 and the conditions of this notice.

The signature of the subscription list shall represent the underwriter’s manifestation of the irrevocable and irreversible will of acquiring the new shares subscribed, thus, resulting in underwriter’s irrevocable and irreversible obligation of fully paying for them upon subscription.

8. CREDITS OF SUBSCRIPTION RECEIPTS AND SHARES

8.1. Subscription receipts at Itaú. The subscription receipts of shares subscribed in the exercise of request for unsold shares at Itaú will be available to underwriters within three (3) business days as of the date of definition of the number of unsold shares allocated and subscribed by each underwriter.

8.2. Subscription receipts at the Central Depositary of B3. The subscription receipts of shares subscribed in the exercise of request for unsold shares at B3 will be available to underwriters on the day following the date of payment of respective shares.

8.3. Credit of shares subscribed. The shares subscribed shall be issued and credited on behalf of underwriters on the business day following the ratification of capital increase by the Company’s board of directors and can be viewed in shareholders’ statements as of the fifth business day after ratification.

9. ITAÚ INVESTOR SERVICES

9.1. The holders of rights to subscribe for shares of record maintained by Itaú may exercise in one of Branches. Doubts relating to Itaú may be clarified during business days, from 9:00 a.m. to 6:00 p.m., by means of Exclusive Investor Services, via phone numbers (5511) 3003-9285 (São Paulo city capital and metropolitan regions) or 0800 7209285 (other locations).

10. ADDITIONAL INFORMATION

10.1. Additional Information. Additional information on the Capital Increase can be obtained on the website of CVM (www.cvm.gov.br), B3 (www.b3.com.br) or at the Company’s Investor Relations Department (http://www.http://ri.gafisa.com.br/), via e-mail ri@gafisa.com.br.

São Paulo, September 26, 2019

André Luis Ackermann

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Executive Officer